

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2011

Thomas M. Friel
Station Casinos LLC
1505 South Pavillion Center Drive
Las Vegas, Nevada 89135

> **Re: Station Casinos LLC**
> **Amendment No. 3 to Form 10**
> **Filed June 7, 2011**
> **File No. 000-54193**

Dear Mr. Friel:

We have reviewed Amendment No. 3 to your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   As previously noted, we will not clear your Form 10 registration statement until the outstanding comments related to your Form 10-K for the fiscal year ended December 31, 2009 have been resolved.

Item 1. Business, page 3

Restructuring Transactions, page 4

2.   We note your disclosure that FI Station Investor will receive warrants with the rights to purchase up to 1.67% of the non-voting equity and that the holders of the mezzanine portion of the CMBS Loans will receive warrants with the rights to purchase up to 3.33% of the non-voting equity. However, on page B-7 of the financial statements, you indicate that each party will receive warrants with the rights to purchase up to 2.5% of the non-voting equity. Please advise or revise to address this discrepancy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Attorney-Advisor, at (202) 551-3585 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Kenneth J. Baronsky, Esq.
    Deborah Ruosch, Esq.
    Milbank, Tweed, Hadley & McCloy LLP
    Via facsimile (213) 629-5063